SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JUNE 19TH, 2018

DATE, TIME AND PLACE: June 19th, 2018, at 10.00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto, Alberto Emmanuel Carvalho Whitaker, Celso Luis Loducca, Giovanni Ferigo, Herculano Aníbal Alves, Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mrs. Simone Barros, as Secretary. Justified absence of Messrs. Agostino Nuzzolo, Mario Di Mauro and Piergiorgio Peluso.

BOARD: Mr. João Cox Neto – Chairman; and Mrs. Simone Barros – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; and (3) Presentation on update of the negotiations of the Term for Commitment to Adjustment of Conduct with ANATEL.

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on June 18th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’ report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on June 18th, 2018, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Mr. Mario Girasole, Regulatory and Institutional Affairs Officer of the Company, presented an update on the negotiations in course related to the Term for Commitment to Adjustment of Conduct to be celebrated with Agência Nacional de Telecomunicações – ANATEL, including the expected timeline for the approval of the proposal to be presented by the Company.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto, Alberto Emmanuel Carvalho Whitaker, Celso Luis Loducca, Giovanni Ferigo, Herculano Aníbal Alves, Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 19th, 2018.

SIMONE BARROS

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.